                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2002

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

       Form 20-F     X                    FORM 40-F ____
                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

           YES ___                    NO     X
                                          ------

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2002

                                      INDEX

PART  I FINANCIAL INFORMATION

      Item  1. Financial Statements

            Unaudited Consolidated Financial Statements

                  Consolidated Balance Sheets

                  Consolidated Statements of Income

                  Consolidated Statement of Changes in Shareholders' Equity

                  Consolidated Statements of Cash Flows

                  Notes to Unaudited Consolidated Financial Statements

      Item  2. Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

      Item  1. Exhibits and Reports on Form 6-K

SIGNATURES

EXHIBIT INDEX

PART  I FINANCIAL INFORMATION

Item  1. Financial Statements

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                        AS OF
                                                                           DECEMBER 31,       SEPTEMBER 30,
                                                                           ------------       -------------
                                                                              2002                2002
                                                                              ----                ----
                                                                           (UNAUDITED)

ASSETS
Current assets:

   Cash and cash equivalents                                               $   572,269        $   466,655
   Short-term interest-bearing investments                                     555,340            581,164
   Accounts receivable, net (*)                                                257,105            312,732
   Deferred income taxes and taxes receivable                                   50,819             48,154
   Prepaid expenses and other current assets (*)                                93,879             72,196
                                                                           -----------        -----------
         Total current assets                                                1,529,412          1,480,901

Equipment, vehicles and leasehold improvements, net                            152,645            160,902
Deferred income taxes                                                           41,219             37,582
Goodwill and other intangible assets, net                                      731,032            750,530
Other noncurrent assets (*)                                                    111,656            110,179
                                                                           -----------        -----------
         Total assets                                                      $ 2,565,964        $ 2,540,094
                                                                           ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable and accrued expenses                                   $   174,233        $   192,129
   Accrued personnel costs                                                      85,739             86,942
   Deferred revenue                                                            149,844            149,590
   Short-term portion of capital lease obligations                               9,379             10,347
   Deferred income taxes and taxes payable                                     108,589            103,315
                                                                           -----------        -----------
         Total current liabilities                                             527,784            542,323

Convertible notes                                                              445,054            445,054
Deferred income taxes                                                           15,656             12,363
Noncurrent liabilities and other                                               123,001            124,079
                                                                           -----------        -----------
         Total liabilities                                                   1,111,495          1,123,819
                                                                           -----------        -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0
     shares issued and outstanding                                                --                 --
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value;
     223,442 and 223,316 issued and 215,710 and 215,583 outstanding,
     respectively                                                                3,574              3,572
   Additional paid-in capital                                                1,818,976          1,818,345
   Treasury stock                                                             (109,281)          (109,281)
   Accumulated other comprehensive income (loss)                                 5,254               (108)
   Unearned compensation                                                          --                 --
   Accumulated deficit                                                        (264,054)          (296,253)
                                                                           -----------        -----------
         Total shareholders' equity                                          1,454,469          1,416,275
                                                                           -----------        -----------
         Total liabilities and shareholders' equity                        $ 2,565,964        $ 2,540,094
                                                                           ===========        ===========


(*) See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (in thousands, except per share data)

                                                           THREE MONTHS ENDED DECEMBER 31,
                                                           -------------------------------
                                                              2002               2001
                                                              ----               ----

Revenue:
  License (*)                                               $ 20,526           $ 42,290
  Service (*)                                                318,860            380,351
                                                             -------            -------
                                                             339,386            422,641
                                                             -------            -------
Operating expenses:
  Cost of license                                              1,136              1,441
  Cost of service (*)                                        203,986            230,142
  Research and development                                    29,619             28,557
  Selling, general and administrative (*)                     51,580             53,779
  Amortization of goodwill and purchased intangible
     assets                                                    5,154             56,782
  Restructuring charges and in-process research and
     development                                               9,956             30,711
                                                             -------            -------
                                                             301,431            401,412
                                                             -------            -------
Operating income                                              37,955             21,229
Interest income and other, net (*)                             4,977              3,327
                                                             -------            -------
Income before income taxes                                    42,932             24,556
Income taxes                                                  10,733             20,222
                                                             -------            -------
Net income                                                  $ 32,199           $  4,334
                                                             =======            =======
Basic earnings per share                                    $   0.15           $   0.02
                                                             =======            =======
Diluted earnings per share                                  $   0.15           $   0.02
                                                             =======            =======
Basic weighted average number of shares outstanding          215,626            222,696
                                                             =======            =======
Diluted weighted average number of shares outstanding        217,139            225,090
                                                             =======            =======

(*) See Note 4.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)




                                                                                      Accumulated
                                 Ordinary Shares          Additional                    Other                           Total
                                --------------------       Paid-in      Treasury     Comprehensive     Accumulated   Shareholders'
                                Shares        Amount        Capital       Stock       Income (Loss)      Deficit        Equity
                                ------        ------        -------       -----       -------------      -------        ------


BALANCE AS OF SEPTEMBER 30,
 2002                          215,583       $3,572       $1,818,345   $(109,281)         $  (108)     $(296,253)    $  1,416,275
Comprehensive income:
  Net income                      --           --               --          --               --           32,199           32,199
  Unrealized income on
     foreign currency
     hedging contracts, net
     of $2,113 tax                --           --               --          --              5,468           --              5,468
  Decrease in unrealized
     income on cash
     equivalents and
     short-term interest-
     bearing investments,
     net of $(319) tax            --           --               --          --               (106)          --               (106)
                               -------       ------       ----------   ---------          -------      ---------     ------------
  Comprehensive income                                                                                                     37,561
                               -------       ------       ----------   ---------          -------      ---------     ------------
Employee stock options
   exercised                       127            2              605        --               --             --                607
Tax benefit of stock options
   exercised                      --           --                  8        --               --             --                  8
Expense related to vesting
   of stock options               --           --                 18        --               --             --                 18
                               -------       ------       ----------   ---------          -------      ---------     ------------
BALANCE AS OF DECEMBER 31,
 2002                          215,710       $3,574       $1,818,976   $(109,281)         $ 5,254      $(264,054)    $  1,454,469
                               =======       ======       ==========   =========          =======      =========     ============


As of December 31, 2002 and September 30, 2002, accumulated other comprehensive income (loss) is comprised of unrealized gain (loss) on derivatives, net of tax, of $248 and $(5,220), respectively, and unrealized gain on cash equivalents and short-term interest-bearing investments, net of tax, of $5,006 and $5,112, respectively.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                                    THREE MONTHS ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                        2002               2001
                                                                                        ----               ----

      CASH FLOW FROM OPERATING ACTIVITIES
      Net income                                                                    $  32,199           $   4,334
      Reconciliation of net income to net cash provided by
           operating activities:
         Depreciation and amortization                                                 24,018              77,587
         In-process research and development                                             --                17,400
         Loss on sale of equipment                                                        241                  88
         Deferred income taxes                                                         (2,188)             (5,267)
         Tax benefit of stock options exercised                                             8                 253
         Unrealized other comprehensive income                                          7,156               1,536
      Net changes in operating assets and liabilities, net of amounts acquired:
         Accounts receivable                                                           55,532             (14,542)
         Prepaid expenses and other current assets                                    (22,510)             (2,239)
         Other noncurrent assets                                                       (2,477)             (2,925)
         Accounts payable and accrued expenses                                        (12,019)             47,763
         Deferred revenue                                                                 254             (22,271)
         Income taxes payable                                                           2,659                 310
         Noncurrent liabilities and other                                                 949               6,044
                                                                                    ---------           ---------
      Net cash provided by operating activities                                        83,822             108,071
                                                                                    ---------           ---------

      CASH FLOW FROM INVESTING ACTIVITIES
      Proceeds from sale of equipment, vehicles and leasehold
           improvements                                                                   496                 368
      Payments for purchase of equipment, vehicles, leasehold
           improvements and other                                                     (13,251)            (13,740)
      Proceeds from sale (purchase) of short-term interest-
           bearing investments, net                                                    25,824            (289,533)
      Investment in noncurrent assets                                                    --               (13,543)
      Reimbursement of cash in (cash paid for) acquisition                             11,111            (210,900)
                                                                                    ---------           ---------
      Net cash provided by (used in) investing activities                              24,180            (527,348)
                                                                                    ---------           ---------
      CASH FLOW FROM FINANCING ACTIVITIES
      Proceeds from employee stock options exercised                                      607               2,038
      Principal payments on capital lease obligations                                  (2,995)             (2,897)
                                                                                    ---------           ---------
      Net cash used in financing activities                                            (2,388)               (859)
                                                                                    ---------           ---------
      Net increase (decrease) in cash and cash equivalents                            105,614            (420,136)
      Cash and cash equivalents at beginning of period                                466,655             872,998
                                                                                    ---------           ---------
      Cash and cash equivalents at end of period                                    $ 572,269           $ 452,862
                                                                                    =========           =========

      SUPPLEMENTARY CASH FLOW INFORMATION
      Cash paid for:

         Income taxes, net of refunds                                               $  10,195           $  22,998
         Interest                                                                       5,044               5,429

NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $0 and $493 were incurred during the three months ended December 31, 2002 and 2001, respectively, when the Company (as defined below) entered into lease agreements for the purchase of fixed assets.


  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                      (in thousands, except per share data)

1.    BASIS OF PRESENTATION

      Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides outsourcing of information system solutions primarily to leading communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2002 set forth in the Company's Annual Report on Form 20-F filed March 24, 2003 with the Securities and Exchange Commission.

2.    ADOPTION OF NEW ACCOUNTING STANDARDS

      Goodwill and Purchased Intangible Assets

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. Certain intangible assets, such as workforce-in-place, will be reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

      Effective October 1, 2002 the Company adopted SFAS No. 142. Subsequent to the adoption of the new rules, the Company performed the transitional tests of goodwill and intangible assets recorded as of October 1, 2002. Thereafter, a periodic impairment test will be performed at least annually. As discussed in
Note 1 above, the Company and its subsidiaries operate in one operating segment, and its reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS
142. The Company will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


      Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the three months ended December 31, 2001 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows:

                                                            THREE MONTHS
                                                                ENDED
                                                             DECEMBER 31,
                                                             ------------
                                                        2002              2001
                                                        ----              ----

Reported net income                                  $   32,199        $  4,334
Add back: goodwill and
 workforce-in-place amortizations                          --            51,137
Attributable tax effect                                    --              (679)
                                                     ----------        --------
Adjusted net income                                  $   32,199        $ 54,792
                                                     ==========        ========
Adjusted basic earnings per share                    $     0.15        $   0.25
                                                     ==========        ========
Adjusted diluted earnings per share                  $     0.15        $   0.24
                                                     ==========        ========

      The following table represents details of amortization expense of purchased intangible assets as reported in the consolidated statements of income:

                                                             THREE MONTHS
                                                                ENDED
                                                             DECEMBER 31,
                                                             ------------
                                                          2002             2001
                                                          ----             ----

Cost of license                                          $  820           $1,116

Amortization of purchased intangible
    assets                                                5,154            5,645
                                                         ------           ------
Total                                                    $5,974           $6,761
                                                         ======           ======



      The following table presents details of the Company's total purchased intangible assets:

                                                          ACCUMULATED
                                              GROSS       AMORTIZATION        NET
                                            --------      ------------      -------

DECEMBER 31, 2002

Core technology                             $ 44,535      $(38,393)         $ 6,142
Customer arrangements                         36,658       (16,892)          19,766
Intellectual property rights and
    purchased computer software               47,223       (34,436)          12,787
                                            --------      --------          -------
Total                                       $128,416      $(89,721)         $38,695
                                            ========      ========          =======

SEPTEMBER 30, 2002

Core technology                             $ 44,535      $(36,718)         $ 7,817
Customer arrangements                         36,658       (13,413)          23,245
Intellectual property rights and
    purchased computer software               47,223       (33,616)          13,607
                                            --------      --------          -------
Total                                       $128,416      $(83,747)         $44,669
                                            ========      ========          =======


                                 AMDOCS LIMITED

                      (in thousands, except per share data)


      The estimated future amortization expense of purchased intangible assets as of December 31, 2002 was as follows:

                                                       AMOUNT
                                                       ------

FISCAL YEAR:
2003 (remaining 9 months)                            $  16,132
 2004                                                   13,384
 2005                                                    4,157
 2006                                                    2,620
 2007                                                    2,402

      Guarantor's Accounting and Disclosure Requirements for Guarantees

      In November 2002 the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others" ("FIN 45"). FIN 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of the Company's guarantees issued before December 31, 2002.

      The Company is a party to an agreement to indemnify one of its customers for any withholding tax that might be required under the customer's local tax laws from payments made to the Company. As of December 31, 2002 and September 30, 2002, the maximum potential amount for future exposure of the Company's guarantee under the scope of FIN 45 issued before December 31, 2002 was $4,717. The Company does not believe that the outcome of this guarantee will have a material effect on the Company's results.

      The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company accrues for warranty costs based on historical trends in product failure. Based on the Company's experience, no material warranty services have been required and as a result, the company does not accrue for product warranty liability.

3.    RECENT ACCOUNTING PRONOUNCEMENTS

      Costs Associated with Exit or Disposal Activities

      In June 2002 the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured at fair value when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS 146 may affect the timing of amounts recognized for future restructuring activities. SFAS 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

      Accounting for Stock-Based Compensation

      In June 2002 the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. The Company follows APB 25 in accounting for its employee stock options.

4.    RELATED PARTY TRANSACTIONS

      The following related party balances are included in the balance sheets:

                                                                        AS OF
                                                           DECEMBER 31,         SEPTEMBER 30,
                                                           ------------         -------------
                                                             2002                   2002
                                                             ----                   ----

Accounts receivable, including unbilled of $0 and $100,
respectively                                                    $35,976            $55,458(1)
Prepaid expenses and other current assets (2)                     2,175              1,550
Other noncurrent assets (3)                                      48,837             48,453

(1) Includes balances with SBC Communications, Inc. ("SBC"). As of December 31, 2002, SBC is no longer a principal shareholder of the Company, according to SFAS 57, "Related Party Disclosures", and thus is not a related party. As of December 31, 2002, SBC is not included in the Company's related party balances.

(2) Consists of accrued interest receivable on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

(3) Consists of an investment by the Company in equity and convertible debentures of Certen. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. As part of its original commitment, the total additional financial investment the Company will be making in Certen is approximately $5,000, translated from Canadian dollars, which is the currency in which all investments for the Certen transaction are denominated. The majority of the Company's exposure to currency fluctuation with respect to the convertible debenture component of this investment has been hedged.

      The Company licenses software and provides computer systems integration and related services to Certen. The following related party revenue is included in the statements of operations:

                                                                                 THREE MONTHS ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                    2002                 2001(*)
                                                                                    ----                 -------

       Revenue:
           License                                                              $      2,052          $      2,930
           Service                                                                    25,046                95,664

(*) Including license and service revenue to SBC. The transactions above include SBC as a related party for the three months ended December 31, 2001. For the three months ended December 31, 2002, SBC is not included in the Company's related party transactions.

      The following related party expenses are included in the statements of operations:

                                                  THREE MONTHS ENDED DECEMBER 31,
                                                  -------------------------------
                                                     2002             2001
                                                  --------------    -------------
       Operating expenses (1):
           Cost of service                                 $--      $ 461
           Selling, general and administrative              --         98

       Interest income (loss) and other, net(2)             639      (123)

(1) In the three months ended December 31, 2001, consists of lease fees and miscellaneous support services purchased from SBC's affiliates by the Company.

(2) Represents interest and exchange rate differences, net of hedging, on the convertible debentures issued in connection with the Certen transaction. Absent hedging, these amounts would be $1,009 and $(123) for the three-month periods ended December 31, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

5.    ACCOUNTS RECEIVABLE

      Accounts receivable, net consists of the following:


                                                                 AS OF
                                                   DECEMBER 31,         SEPTEMBER 30,
                                                   ------------         -------------
                                                       2002                 2002
                                                       ----                 ----
Accounts receivable - billed                         $ 262,767            $ 314,828
Accounts receivable - unbilled                          24,422               24,144
Less - allowances                                      (30,084)             (26,240)
                                                     ---------            ---------
Accounts receivable, net                             $ 257,105            $ 312,732
                                                     =========            =========

6.    COMPREHENSIVE INCOME

      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                                      THREE MONTHS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                        2002                   2001
                                                                        ----                   ----

Comprehensive income:
   Net income                                                         $ 32,199               $ 4,334
   Other comprehensive income:
      Unrealized income on derivative instruments, net of tax            5,468                 1,135
      Unrealized loss on short-term interest-bearing investments,
        net of tax                                                        (106)                 (211)
                                                                      --------               -------
   Comprehensive income                                               $ 37,561               $ 5,258
                                                                      ========               =======

7.   INCOME TAXES

         The provision for income taxes for the following periods consisted of:

                                                                      THREE MONTHS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                         2002                 2001
                                                                         ----                 ----

Current                                                                $ 12,921             $ 25,489
Deferred                                                                 (2,188)              (5,267)
                                                                       --------             --------
                                                                       $ 10,733             $ 20,222
                                                                       ========             ========

      The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                                                      THREE MONTHS ENDED DECEMBER 31,
                                                                      -------------------------------
                                                                         2002                 2001
                                                                         ----                 ----

Statutory Guernsey tax rate                                                  20%                  20%
Guernsey tax-exempt status                                                  (20)                 (20)
Foreign taxes                                                                25                   28
                                                                             --                   --
Income tax rate before effect of acquisition-related costs and               25                   28
    restructuring charges
Effect of amortization of goodwill and purchased intangible assets           --                   21
                                                                             --                   --
Income tax rate before in-process research and development and
    restructuring charges                                                    25                   49
Effect of in-process research and development and restructuring              --                   33
    charges
                                                                             --                   --
Effective income tax rate                                                    25%                  82%
                                                                             ==                   ==

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

            As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2003 is expected to be approximately 25%. Effective October 1, 2002, following the adoption of FASB 142, the Company no longer amortizes goodwill resulting from acquisitions. See Note 2 above. As a result, the non tax-deductible goodwill amortization no longer affects the Company's effective tax rate.

            In the three months ended December 31, 2001, the Company incurred non-cash charges related to the amortization of goodwill and purchased intangible assets and in-process research and development in connection with acquisitions and a restructuring charge. Since a significant portion of such costs and charges is attributable to amortization of goodwill, much of which is not tax deductible, the effective tax rate in the three months ended December 31, 2001 was adversely affected. Excluding the impact of these items, the Company's overall effective tax rate would have been 28% for the three months ended December 31, 2001.

8.    EARNINGS PER SHARE

            The following table sets forth the computation of basic and diluted earnings per share:

                                                                      THREE MONTHS ENDED
                                                                        DECEMBER 31,
                                                                    ---------------------
                                                                      2002         2001
                                                                    --------     --------
Numerator:
   Net income                                                       $ 32,199     $  4,334
                                                                    ========     ========
Denominator:
  Denominator for basic earnings per share --
       weighted average number of shares outstanding (*)             215,626      222,696
  Effect of dilutive stock options granted                             1,513        2,394
                                                                    --------     --------
  Denominator for dilutive earnings per share  -- adjusted
       weighted average shares and assumed conversions (*)           217,139      225,090
                                                                    ========     ========

  Basic earnings per share                                          $   0.15     $   0.02
                                                                    ========     ========

  Diluted earnings per share                                        $   0.15     $   0.02
                                                                    ========     ========

      (*) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for our Ordinary Shares on a one-for-one basis.

            The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings per share was anti-dilutive for the three months ended December 31, 2002 and 2001, and therefore was not included in the calculation above.

9.    ACQUISITION

            On November 28, 2001, the Company purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11,111 reduction of the purchase price in the three months ended December 31, 2002. The fair market value of Clarify's assets and liabilities has been included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of income, commencing on November 29, 2001.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


            The following is the final allocation of the purchase price and deferred tax liability:

Net liabilities acquired                $  (9,575)
Core technology                            13,400
Customer arrangements                      34,800
In-process research and development        17,400
Deferred tax liability                     (2,871)
Goodwill                                  147,735
                                        ---------
                                        $ 200,889
                                        =========

            Set forth below is the unaudited pro forma revenue, operating income, net income and earnings per share as if Clarify had been acquired as of October 1, 2001, excluding the write-off of purchased in-process research and development:

                               THREE MONTHS ENDED
                                 DECEMBER 31,
                               ------------------
                                     2001
                               ------------------
Revenue                            $442,641
Operating income                     27,030
Net income                           11,784
Basic earnings per share               0.05
Diluted earnings per share             0.05

10.   OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

            On November 27, 2002 the Company announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, the Company recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred positions of software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company will pay substantially all of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

            In the fourth quarter of fiscal 2002, the Company recorded a charge of $20,919, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand positions of software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, the Company paid most of the remaining accrual balance of the cost reduction program in the first quarter of fiscal 2003.

            In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, the Company recorded a restructuring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


            All of the aforementioned charges are included in " restructuring charges and in-process research and development".

            As of December 31, 2002, the remaining restructuring expense reserves were $19,131. The remaining employee separation costs are expected to be paid out through the second quarter of fiscal 2003. Facility related costs are expected to be paid out through April 2012. Actual future cash requirements may differ materially from the accrual as of December 31, 2002, particularly if actual sublease income is significantly different from current estimates.

            A summary of restructuring activities along with respective remaining reserves follows:

                               EMPLOYEE
                              SEPARATION                    ASSET
                                 COSTS      FACILITIES    WRITE-OFFS       OTHER        TOTAL
                              ----------    ----------    ----------     --------      --------
Balance as of October 1,
   2002                        $  3,357      $ 11,087      $     --      $    440      $ 14,884
Charge in first quarter of
   fiscal 2003:                   3,837         4,022         1,829           268         9,956
    Cash payments                (2,679)       (1,061)           --          (140)       (3,880)
    Non-cash                         --            --        (1,829)           --        (1,829)
                               --------      --------      --------      --------      --------
Balance as of December 31,
   2002                        $  4,515      $ 14,048      $     --      $    568      $ 19,131
                               ========      ========      ========      ========      ========

11.   LITIGATION

            Beginning on June 24, 2002, a number of complaints were filed by holders of the Company's Ordinary Shares against the Company and four of its officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of the Company's Ordinary Shares between July 18, 2000 (or, in some of the complaints, July 24,
      2001) and June 20, 2002. The complaints generally allege that, during that period, the Company and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things the Company's future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has recently appointed a lead plaintiff. The Company disputes the allegations of wrongdoing in these complaints and intends to defend itself vigorously.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

      This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

      Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2002 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

      In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -     the factors affect our business,

      - our revenue and costs for the three months ended December 31, 2002 and 2001,

      - the reasons why such revenue and costs were different from period to period,

      -     the sources of our revenue,

      -     the impact of changes we have made to our organizational structure,

      -     how all of this affects our overall financial condition,

      - our expenditures for the three months ended December 31, 2002 and 2001, and

      - the sources of our cash to pay for future capital expenditures and possible acquisitions.

      In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three-month periods ended December 31, 2002 and 2001. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

      Our market focus is the communications industry, and we are a leading provider of software products and services to that industry. The products and services that we provide are known as business support systems, which we refer to as "BSS". Our BSS products consist primarily of customer care and billing, customer relationship management and order management systems. We refer to these, collectively, as "CC&B Systems". We refer to our customer relationship management products as "CRM" products. Our products also include a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

      Our CC&B Systems and our Directory Systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer multiple service packages, commonly referred to as convergent services. Because of the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement and maintenance services. In addition, we offer outsourcing services, such as the operation of data centers and the provision of communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

      As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

      We derive our revenue principally from:

      - the sale of licenses for our products, including initial license fees and incremental license fees resulting from increases in a customer's business volume,

      - the sale of services related to our products, including customization, implementation and integration services,

      - recurring revenue from ongoing support and maintenance provided to our customers, and

      -     providing outsourcing and other related services for our customers.

      We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, we recognize revenue from the operation and maintenance of customers' billing systems in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

      Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communication industry, the market value, financial results and prospects, and capital spending levels of communications companies have declined or degraded.

      The persistence and worsening of the downturn in the communications industry have significantly impacted our business. Over the past year, further slowdowns in customer buying decisions stemming from financial pressure on operating expenses and overall reductions in the capital investment budgets of many communications service providers have led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under our contracts with some of our customers.

      Due to our heavy dependence on the communications industry, we can be adversely affected by bankruptcies or other business failures in that industry. Failures in the communications industry could harm our business and might have a material adverse effect on our operating results and financial condition.

      Total license and service revenue for the three months ended December 31, 2002 was $339.4 million, compared to $422.6 million in the three months ended December 31, 2001.

      License and service revenue from the sale of CC&B Systems amounted to $298.7 million in the three months ended December 31, 2002 compared to $380.5 million in the three months ended December 31, 2001. In the three months ended December 31, 2002, license and service revenue from the sale of CC&B Systems represented 88.0% of our total revenue, compared to 90.0% in the three months ended December 31, 2001.

      We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

      We believe that the demand for our CC&B Systems is driven by, among other key factors:

      -     the global penetration of communications service providers,

      - the emergence of new communications products and services, especially IP, data and content services,

      - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

      - the business needs of communications service providers to reduce costs and retain customers, and

      -     a shift from in-house management to vendor solutions.

      We also believe that additional drivers of demand are the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

      Although we are unable at this time to forecast demand for our CC&B Systems, we could experience additional revenue softness in the future as a result of the downturn in the communications industry. This industry-wide downturn had a direct negative impact on our results for the three months ended December 31, 2002, reducing both the number of new contracts we have been able to obtain, and the initial spending commitments and discretionary spending levels of some of our customers. As of January 31, 2003 we expect that total revenue for the second quarter of fiscal 2003 to be in the range of $333 million to $340 million. As of January 31, 2003 we had no clear indication for the second half of fiscal 2003. Accordingly, at this point, we cannot predict whether revenue levels will continue to deteriorate or if they have stabilized. However, we expect that revenue attributable to our CC&B Systems in fiscal 2003 will be lower than in fiscal 2002.

      License and service revenue from the sale of Directory Systems amounted to $40.7 million in the three months ended December 31, 2002 compared to $42.1 million in the three months ended December 31, 2001.

In the three months ended December 31, 2002 license and service revenue from the sale of Directory Systems represented 12.0% of our total revenue, compared to 10.0% in the three months ended December 31, 2001.

      We believe that we are a leading provider of Directory Systems in most of the markets that we serve. In fiscal 2003, we expect that our revenue from Directory Systems will be slightly higher than in fiscal 2002.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

      In November 2002 we announced a series of measures designed to reduce costs and improve productivity. In the first quarter of fiscal 2003, we recorded a charge of $10.0 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred positions of software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, we will pay substantially all of the remaining accrual balance of the cost reduction program in the second quarter of fiscal 2003. The employee terminations occurred at various locations around the world. In addition, we implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs.

      We believe that the implementation of this cost reduction program will create cost savings of approximately $8 million each quarter on an ongoing basis compared to the expense level in the first quarter of fiscal 2003. This cost savings is in addition to the quarterly cost savings already achieved as a result of cost reduction measures implemented in fiscal 2002. During the first quarter of fiscal 2003 we notified all affected employees of their termination. However, these individuals remained on our payroll as our employees through the end of the first quarter. As a result, the cost savings in the first quarter of fiscal 2003 were partial.

      This cost reduction program is in addition to the measures implemented during the first and fourth quarters of fiscal 2002. In the fourth quarter of 2002, we recorded a charge of $20.9 million, consisting primarily of employee separation costs in connection with the termination of the employment of approximately one thousand positions of software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. In the first quarter of fiscal 2002, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and closed the Stamford facility. As a direct result of this closure, we recorded a restructuring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for employee separation costs.

      All of the aforementioned charges are included in "restructuring charges and in-process research and development".

ADOPTION OF NEW ACCOUNTING STANDARDS

      Goodwill and Purchased Intangible Assets

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Certain intangible assets will continue to be amortized over their useful lives. Other intangible assets, such as workforce-in-place, were reclassified to goodwill, according to SFAS No. 141's new definition of intangible assets.

      Effective October 1, 2002 we adopted SFAS No. 142. Subsequent to the adoption of the new rules, we performed the transitional impairment tests of goodwill and intangible assets recorded as of October 1, 2002.

Thereafter, a periodic impairment test will be performed at least annually. As discussed in Note 1 to the consolidated financial statements included in this document, Amdocs and its subsidiaries operate in one operating segment, and our reporting unit is consistent with that one operating segment. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS 142. We will perform our annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of fiscal 2003.

   Guarantor's Accounting and Disclosure Requirements for Guarantees

      In November 2002 the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtness of Others" ("FIN 45"). FIN 45 requires that at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The additional disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain of our guarantees issued before December 31, 2002.

      We are a party to an agreement to indemnify one of our customers for any withholding tax that might be required under the customer's local tax laws from payments made to us. As of December 31, 2002 and September 30, 2002, the maximum potential amount for our future exposure guarantee under the scope of FIN 45 issued before December 31, 2002 was $4.7 million. We do not believe the outcome of this guarantee will have a material effect on our results.

      We generally sell our ClarifyCRM products with a limited warranty for a period of 90 days. We accrue for warranty costs based on historical trends in product failure. Based on our experience, no material warranty services have been required and as a result, we do not accrue for product warranty liability.

RECENT ACCOUNTING PRONOUNCEMENTS

   Costs Associated with Exit or Disposal Activities

      In June 2002 the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity, including restructuring activities, be recognized and measured initially at fair value only when the liability is incurred, or for certain one-time employee termination costs over a future service period. Previously, a liability for an exit cost was recognized when a company committed to an exit plan. As a result, SFAS 146 may affect both the timing and amounts of the recognition of future restructuring costs. SFAS 146 is effective for exit or disposal activities that were initiated after December 31, 2002.

   Accounting for Stock-Based Compensation

      In June 2002 the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. We follow APB 25 in accounting for our employee stock options.

ACQUISITION

      As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. These have included our acquisitions of International Telecommunications Data Systems, Inc. and Solect Technology Group Inc., which occurred prior to the periods of the financial statements included in this report.

      On November 28, 2001, we purchased from Nortel Networks Corporation substantially all of the assets of its Clarify business, a leading provider of CRM software to communications companies and other enterprise sectors. The purchase price was subject to final price adjustments that were settled in October 2002 and resulted in an $11.1 million reduction of the purchase price in the three months ended December 31, 2002. After making the final purchase price adjustments, the total purchase price was $200.9 million. The fair market value of Clarify's assets and liabilities has been included in our balance sheet and the results of Clarify's operations are included in our consolidated statements of income, commencing on November 29, 2001.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $29.6 million and $28.6 million in the three months ended December 31, 2002 and 2001, respectively, representing 8.7% and 6.8%, respectively, of our revenue in these periods. We believe that our research and development efforts are a key element of our strategy and are essential to our success. Although we intend to continue to devote resources to research and development as required to maintain and further strengthen our market position, our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. In the near-term we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on opportunities that should result from the anticipated recovery and renewed growth in the communications industry.

      We regard significant portions of our software products and systems as proprietary. We rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, subcontractors, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

RESULTS OF OPERATIONS

      The following table sets forth for the three months ended December 31, 2002 and 2001 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                 THREE MONTHS ENDED DECEMBER 31,
                                             --------------------------------------
                                              2002       2001       2002       2001
                                             ----------------      ----------------
                                               PRO FORMA (*)         AS REPORTED
                                             ----------------      ----------------
Revenue:
  License                                      6.0%      10.0%       6.0%      10.0%
  Service                                     94.0       90.0       94.0       90.0
                                             -----      -----      -----      -----
                                             100.0      100.0      100.0      100.0
                                             -----      -----      -----      -----
Operating expenses:
  Cost of license                              0.3        0.3        0.3        0.3
  Cost of service                             60.2       54.5       60.2       54.5
  Research and development                     8.7        6.8        8.7        6.8
  Selling, general and administrative         15.2       12.7       15.2       12.7
  Amortization of goodwill and purchased
    intangible assets                           --         --        1.5       13.4
  Restructuring charges and in-process
    research and development                    --         --        2.9        7.3
                                             -----      -----      -----      -----
                                              84.4       74.3       88.8       95.0
                                             -----      -----      -----      -----
Operating income                              15.6       25.7       11.2        5.0
Interest income and other, net                 1.5        0.8        1.5        0.8
                                             -----      -----      -----      -----
Income before income taxes                    17.1       26.5       12.7        5.8
Income taxes                                   4.3        7.4        3.2        4.8
                                             -----      -----      -----      -----
Net income                                    12.8%      19.1%       9.5%       1.0%
                                             =====      =====      =====      =====

      (*) The above pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with accounting principles generally accepted in the United States. We use this pro forma financial information in our internal analysis because it enables us to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior years. This pro forma financial information excludes (i) amortization of purchased intangible assets, (ii) restructuring charges related to cost reduction programs and the consolidation of data centers (iii) for the three months ended December 31, 2001 only, amortization of goodwill, (iv) for the three months ended December 31, 2001 only, purchased in-process research and development attributable to the acquisition of Clarify and (v) all related tax effects related to the above in all respective periods.

      THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001

      REVENUE. Total revenue for the three months ended December 31, 2002 was $339.4 million, a decrease of $83.3 million, or 19.7%, over the three months ended December 31, 2001. The decrease in revenue was due to the continued slowdown in customer buying decisions, stemming from overall reductions in the capital investment budgets of many communications service providers.

      As of January 31, 2003 we believe that past market conditions will result in softening revenues throughout the first half of fiscal 2003, although the level of decline is expected to diminish in the second quarter. As a result, we expect revenue for the second quarter ending March 31, 2003 to be in the range of $333 million to $340 million.

      License revenue decreased from $42.3 million in the three months ended December 31, 2001 to $20.5 million during the three months ended December 31, 2002, a decrease of 51.5%, and service revenue decreased 16.2% from $380.4 million in the three months ended December 31, 2001 to $318.9 million in the three months ended December 31, 2002. The decrease in license revenue is attributable primarily to a reduction in capital investments by our telecommunications customers, which resulted in our obtaining fewer new contracts than expected and smaller than expected initial spending commitments under contracts with some of our customers. The decrease in service revenue is attributable, in part, to reduced discretionary spending under our contracts with some of our customers in the first quarter of fiscal 2003.

      The decline in our overall revenue in the first quarter of fiscal 2003 was primarily attributable to a decrease in revenue from CC&B Systems. Total CC&B Systems revenue for the three months ended December 31, 2002 was $298.7 million, a decrease of $81.8 million, or 21.5%, over the three months ended December 31, 2001. The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their customer care and billing, CRM software and order management systems. Because many communications companies are reducing or delaying expenditures on system upgrades as a result of the current economic slowdown, the demand for our CC&B Systems and our CC&B revenue were significantly lower during the three months ended December 31, 2002. Approximately $16.2 million of our CC&B Systems revenue for the three months ended December 31, 2002 is attributable to customers other than communications service providers. Although our business is not focused on such non-communications service provider customers, we believe that revenue from such customers will remain relatively stable over time.

      Revenue from Directory Systems was $40.7 million for the three months ended December 31, 2002, an increase of $1.4 million, or 3.3%, over the three months ended December 31, 2001. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

      In the three months ended December 31, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 62.0%, 30.1% and 7.9%, respectively, compared to 61.3%, 28.3% and 10.4%, respectively, for the three months ended December 31, 2001. The decline in revenue from customers in the rest of the world was attributable primarily to a reduction in the activity from existing customers more than in the North American and European activities, in the first quarter of fiscal 2003.

      COST OF LICENSE. Cost of license for the three months ended December 31, 2002 was $1.1 million, compared to $1.4 million cost of license for the three months ended December 31, 2001. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

      COST OF SERVICE. Cost of service for the three months ended December 31, 2002 was $204.0 million, a decrease of $26.2 million, or 11.4%, over the cost of service of $230.2 million for the three months ended December 31, 2001. As a percentage of revenue, cost of service increased to 60.2% in the three months ended December 31, 2002 from 54.5% in the three months ended December 31, 2001. The decrease in cost of service is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the first quarter of fiscal 2003. However, although our cost of service decreased in the first quarter of fiscal 2003, our cost reductions were proportionally less than the decrease in our service revenue, in part because the effects of some of our cost reduction measures will be realized over time. We took additional steps to decrease our costs and increase our gross margin. See the discussion above under the caption "Operational Efficiency and Cost Reduction Program".

      RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended December 31, 2002, research and development expense was $29.6 million, or 8.7% of revenue, compared with $28.6 million, or 6.8% of revenue, in the three months ended December 31, 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems. Our research and development budget, like all of our costs, is sensitive to our overall financial condition. A decrease in our total revenue could, in certain circumstances, lead to reductions in the levels of our research and development expenditures. See the discussion above under the caption "Research and Development, Patents and Licenses".

      SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and decreased by 4.1% to $51.6 million, or 15.2% of revenue, in the three months ended December 31, 2002 from $53.8 million, or 12.7% of revenue, in the three months ended December 31, 2001. The decrease in selling, general and administrative expense is attributable to the cost reduction programs that we implemented in fiscal 2002 and in the three months ended December 31, 2002. However, although our selling, general and administrative expense decreased in the first quarter of fiscal 2003, our revenues decreased by a larger percentage than selling, general and administrative expense, resulting in an increase of our selling, general and administrative expense as a percentage of revenue in the first quarter of fiscal 2003.

      AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Effective as of October 1, 2002, we adopted SFAS No. 142 and goodwill related to our acquisitions is no longer amortized. Instead, any such goodwill is subject only to periodic impairment tests. See the discussion above under the caption "Adoption of New Accounting Standards". Amortization of goodwill for the three months ended December 31, 2001 was $51.1 million. Amortization of purchased intangible assets for the three months ended December 31, 2002 and 2001 was $5.2 million and $5.6 million, respectively.

      RESTRUCTURING CHARGES AND IN-PROCESS RESEARCH AND DEVELOPMENT. Restructuring charges and in-process research and development in the three months ended December 31, 2002 consisted of the additional cost reduction program we implemented during the first quarter of 2003. See discussion above under the caption "Operational Efficiency and Cost Reduction Program". Restructuring charges and in-process research and development in the three months ended December 31, 2001 consisted of a one-time charge of $17.4 million related to the Clarify transaction for write-off of purchased in-process research and development, and a restructuring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility.

      OPERATING INCOME. Operating income in the three months ended December 31, 2002, was $38.0 million, compared to $21.2 million in the three months ended December 31, 2001, an increase of 78.8%. The increase is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended December 31, 2002, and the in-process research and development charge related to the Clarify acquisition, which was included only in the three months ended December 31, 2001. Pro forma operating income for the three months ended December 31, 2002, excluding acquisition-related charges and restructuring charges, was $53.1 million, or 15.6% of revenue, compared to $108.7 million, or 25.7% of revenue, for the three months ended December 31, 2001, a decrease of 51.2%. The decrease in our pro forma operating income was due to a decrease in our revenue in the three months ended December 31, 2002, caused by a significant slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

      INTEREST INCOME AND OTHER, NET. In the three months ended December 31, 2002, interest income and other, net, was $5.0 million, an increase of $1.7 million over the three months ended December 31, 2001. The increase in interest income and other, net, is attributable to an increase in interest income from our investments, a decrease in interest expenses due to the reduction in capital lease agreements, changes in exchange rates of currencies other than the dollar and others. Although we hedge significant exposures in currencies other than the dollar, the currency fluctuations partially affect our results.

      INCOME TAXES. Income taxes in the three months ended December 31, 2002 were $10.7 million on income before income taxes of $42.9 million. Our effective tax rate in the three months ended December 31, 2002 was 25%. As a result of the adoption of SFAS No. 142 we no longer amortize goodwill resulting from acquisitions, thus the non tax-deductible goodwill amortization no longer affects our effective tax rate. In the three months ended December 31, 2001, income taxes were $20.2 million on income before taxes of $24.6 million. The pro forma effective tax rate for the three months ended December 31, 2001, excluding acquisition-related charges and restructuring charge, was 28%. See discussion below under the caption "Effective Tax Rate".

      NET INCOME. Net income was $32.2 million in the three months ended December 31, 2002, compared to $4.3 million in the three months ended December 31, 2001. Net income was 9.5% of revenue for the three months ended December 31, 2002, compared to 1.0% for the three months ended December 31, 2001. The increase in net income is attributable primarily to our adoption of SFAS No. 142, which resulted in no amortization of goodwill in the three months ended December 31, 2002, and the in-process research and development charge related to the Clarify acquisition, which was included only in the three months ended December 31, 2001. Pro forma net income in the three months ended December 31, 2002, excluding the acquisition-related charges and the restructuring charges, decreased by 46.0% over the three months ended December 31, 2001, to $43.5 million, representing 12.8% of revenue. The decrease in our pro forma net income was due to a decrease in our revenue in the three months ended December 31, 2002, caused by a significant slowdown in our market, which was not offset by a corresponding decrease in our operating costs.

      Prior to fiscal 2003, goodwill was amortized using the straight-line method over its estimated period of benefit. Net income and earnings per share for the three months ended December 31, 2001 adjusted to exclude amortization of goodwill and workforce-in-place expenses, net of tax, is as follows (in millions, except per share data):

                                        THREE MONTHS ENDED
                                            DECEMBER 31,
                                        ------------------
                                                2001
                                        ------------------
Reported net income                            $  4.3
Add back: goodwill and
 workforce-in-place amortizations                51.1
Attributable tax effect                         (0.7)
                                               ------
Adjusted net income                            $ 54.8
                                               ======
Adjusted basic earnings per share              $ 0.25
                                               ======
Adjusted diluted earnings per share            $ 0.24
                                               ======

      DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.15 for the three months ended December 31, 2002, compared to $0.02 in the three months ended December 31, 2001. Pro forma diluted earnings per share in the three months ended December 31, 2002, excluding the acquisition-related charges and the restructuring charges, decreased by 44.4% from the three months ended December 31, 2001, to $0.20 per diluted share. Excluding acquisition-related charges, we expect that our pro forma earnings per share in the second quarter of fiscal 2003 will be in the range of $0.18 to $0.20.

LIQUIDITY AND CAPITAL RESOURCES

      Cash, cash equivalents and short-term interest-bearing investments totaled $1,127.6 million as of December 31, 2002, compared to $1,047.8 million as of September 30, 2002. The increase is attributable primarily to cash flows from operations and to the final purchase price adjustment related to the acquisition of Clarify, which resulted in a reimbursement of $11.1 million. Net cash provided by operating activities amounted to $83.8 million and $108.1 million for the three months ended December 31, 2002 and 2001, respectively. The decrease in cash flows from operations was due to decreased net income before depreciation, amortization, and a one-time charge for write-off of in-process research and development. We currently intend to retain our future operating cash flows to support the further expansion of our business including new outsourcing deals and acquisitions, although we may also use a portion of our cash for future repurchases of our outstanding convertible notes.

      As of December 31, 2002, we had positive working capital of $1,001.6 million, compared to positive working capital of $938.6 million as of September 30, 2002. The increase is attributable primarily to the increase in cash, cash equivalents and short-term interest-bearing investments. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

      As of December 31, 2002, $445.1 million aggregate principal amount of our Convertible Notes ("Notes") was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the three months ended December 31, 2002, we did not repurchase any of the Notes. We intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date.

      As of December 31, 2002, we had available short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of December 31, 2002 we had credit facilities totaling $43.8 million limited for the use of letters of credit and bank guaranties from various banks. Outstanding letters of credit and bank guarantees as of December 31, 2002 totaled $24.7 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

      As of December 31, 2002, we had outstanding long-term obligations of $22.5 million in connection with leasing arrangements.

      Our capital expenditures were approximately $13 million in the three months ended December 31, 2002. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any change to this policy in the foreseeable future.

      Our accounts receivable allowance for the three months ended December 31, 2002 was adjusted upward by approximately $6 million, from the allowance as of September 30, 2002. The increase in our accounts receivable allowance is a result of allowances for instances where collectibility was not reasonably assured at the time the transactions were consummated, and no revenue was recognized.

NET DEFERRED TAX ASSETS

      As of December 31, 2002, deferred tax assets of $10.5 million, derived primarily from carry-forward net operating losses relating to our Canadian subsidiary, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released.

EFFECTIVE TAX RATE

      Our effective tax rate for fiscal year 2003 is expected to be approximately 25% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries, compared to our pro forma effective tax rate for fiscal year 2002 of approximately 28%. Effective October 1, 2002, following the adoption of FASB 142, we no longer amortize goodwill resulting from acquisitions. See discussion above under the caption "Adoption of New Accounting Standards". As a result, the non tax-deductible goodwill amortization no longer affects our effective tax rate.

      In the three months ended December 31, 2001, we incurred non-cash charges related to the amortization of goodwill and purchased intangible assets and in-process research and development in connection with acquisitions and a restructuring charge. Since a significant portion of such costs and charges was attributable to amortization of goodwill, much of which is not tax deductible, the effective tax rate in the three months ended December 31, 2001 was adversely affected. Our blended effective tax rate for the three months ended December 31, 2001 was 82%. Excluding the impact of these items, our overall effective tax rate would have been 28% for the three months ended December 31, 2001.

CURRENCY FLUCTUATIONS

      Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization of intangible assets and restructuring charges) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro (ECU) and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates increases. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of December 31, 2002, we had hedged significant exposures in currencies other than the dollar.

LITIGATION

      Beginning on June 24, 2002, a number of complaints were filed by holders of our ordinary shares against us and four of our officers and directors, in the United States District Courts for the Eastern District of Missouri and the Southern District of New York. The complaints allege violations of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. Each plaintiff seeks to represent a putative class of all purchasers of our ordinary shares between July 18, 2000 (or, in some of the complaints, July 24, 2001) and June 20, 2002. The complaints generally allege that, during that period, we and the individual defendants made false or misleading statements, in press releases and Securities and Exchange Commission filings, regarding among other things our future prospects, backlog, revenue, gross margin, acquisitions and accounting practices. Each plaintiff seeks unspecified monetary damages and other relief against all defendants. The parties in the New York cases have stipulated to transfer them to the Eastern District of Missouri. The court has recently appointed a lead plaintiff. We dispute the allegations of wrongdoing in these complaints and intend to defend ourself vigorously.

PART II - OTHER INFORMATION

ITEM 1. EXHIBITS AND REPORTS ON FORM 6-K

(a)   Exhibits

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
99.1                        Amdocs Limited Press Release dated January 22, 2003.

(b)   Reports on Form 6-K

      The Company filed the following reports on Form 6-K during the three months ended December 31, 2002:

      (1)   Form 6-K dated December 27, 2002.

      (2)   Form 6-K dated December 27, 2002.

      (3)   Form 6-K dated December 31, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AMDOCS LIMITED

                                       /s/  Thomas G. O'Brien
                                       ------------------------------------
                                       Thomas G. O'Brien
                                       Treasurer and Secretary
                                       Authorized U.S. Representative

Date: March 24, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
99.1                        Amdocs Limited Press Release dated January 22, 2003.